Exhibit 12.1

ESSEX PROPERTY TRUST, INC.
Schedule of computation of Ratio and Earnings to Fixed Charges and Preferred Stock Dividends
(Dollars in thousands, except per share amounts)

                                                            Years ended December 31
                                          -----------------------------------------------------
                                            2003       2002       2001       2000       1999
                                          ---------  ---------  ---------  ---------  ---------
Earnings:
Income from continuing operations        $  37,947  $  44,588  $  47,912  $  43,795  $  43,014
Gain on sales of real estate                    --         --     (3,788)    (4,022)    (9,524)
Minority interests                          22,192     24,130     24,322     23,686     17,775
Interest expense(1)                         42,751     35,012     38,746     30,163     21,184
Amortization of deferred financing costs     1,008        605        657        639        566
                                          ---------  ---------  ---------  ---------  ---------
Total earnings                           $ 103,898  $ 104,335  $ 107,849  $  94,261  $  73,015
                                          =========  =========  =========  =========  =========

Fixed charges:
Interest expense(1)                      $  42,751  $  35,012  $  38,746  $  30,163  $  21,184
Amortization of deferred financing costs     1,008        605        657        639        566
Capitalized interest                         4,084      6,139      3,917      2,906      5,172
Convertible preferred stock dividends           --         --         --        245      1,333
Preferred stock dividends                      195         --         --         --         --
Perpetual preferred unit distributions      17,996     18,319     18,319     18,319     12,238
                                          ---------  ---------  ---------  ---------  ---------
Total fixed charges and preferred
    stock dividends                      $  66,034  $  60,075  $  61,639  $  52,272  $  40,493
                                          =========  =========  =========  =========  =========

Ratio of earnings to fixed charges
    (excluding preferred stock dividends
    and preferred unit distributions)         2.16 X     2.50 X     2.49 X     2.80 X     2.71 X
                                          =========  =========  =========  =========  =========

Ratio of earnings to combined fixed
    charges and preferred stock dividends     1.57 X     1.74 X     1.75 X     1.80 X     1.80 X
                                          =========  =========  =========  =========  =========
(1) Extraordinary item - loss on early extinguishment of debt of $119 and $214 for the years ended December 31, 2000 and 1999, respectively, have been reclassified as interest expense in accordance with the adoption of FSAS No. 145 on January 1, 2003.